February 18, 2011

VIA EDGAR
Ms. Tia Jenkins, Division of Corporation Finance
Securities and Exchange Commission
100 F Street N.E
Washington, D.C. 20549

Re:	Segway IV Corp. (the “Company”) Item 4.01 Form 8-K/A Filed on January 31, 2011 File No. 000-30327

Dear Ms. Jenkins:

We are in receipt of your comment letter dated February 3, 2011 regarding the above referenced filing. As requested in your letter, we have provided responses to the questions raised by the Staff.  For your convenience, the matters are listed below, followed by the Company’s responses:

1.
We note in your response to comment four of our letter dated January 26, 2011 that Kiesling Associates, LLP (“Kiesling”) provided assistance to with respect to the Company’s second and third quarter Form 10-Q filings by reviewing the audited financials prepared by the prior auditor, Gately amd Associates, LLP (“Gately”), prior to their filing with the SEC and your statement that Kiesling has never provided non-audit related services to the Company. Please advise of the following:

a.
Further explain to us your statement that Gately audited the interim financial statements for the quarters ended June 30, 2010 and September 30, 2010, as Rule 8-03 of Regulation S-X does not require an audit interim financial statements.

ANSWER:
Our disclosure, which stated that Gately audited the interim financial statements for the quarters, ended June 30, 2010 and September 30, 2010, was in error. Gately did not audit the interim financial statements for the quarters ended June 30, 2010 and September 30, 2010. Pursuant to Rule 8-03 of Regulation S-X, the Company’s interim financial statements for the quarters ended June 30, 2010 and September 30, 2010, were not audited.

b.	Further describe to us the extent of the services that Gately performed as your independent accountant for the second and third quarters ended June 30, 2010 and September 30, 2010.

ANSWER:	Gately did not perform any services relating to the unaudited interim financial statements for the quarters ended June 30, 2010 and September 30, 2010.

c.
Tell us whether Gately prepared your financial statements or accounting records for any period while they were also retained as your independent accountant, and if so, tell us how you considered Rule 2-01(c)(4) of Regulation S-X.

ANSWER:
Gately did not prepare the Company’s financial statements or accounting records during any period, whether retained as the Company’s independent accountant, or otherwise. Gately did not perform any services, as set forth in Rule 2-01(c) of Regulation S-X, that would render Gately not independent.

d.
Further describe to us the extent of the services that Kiesling performed for your second and third quarters ended June 30, 2010 and September 30, 2010, and tell us why you believe these services do not meet the definition of non-audit services in Rule 2-01(c)(4) of Regulation S-X.

ANSWER:
Kiesling did not prepare the unaudited interim financial statements for the quarters ended June 30, 2010 and September 30, 2010. Kiesling examined the unaudited interim financial statements for the quarters ended June 30, 2010 and September 30, 2010 prior to their filing. As such, the Company believes that Kiesling did not perform any services, as set forth in Rule 2-01(c) of Regulation S-X that would render Kiesling not independent.

Very truly yours,

/s/ANSLOW & JACLIN, LLP
ANSLOW & JACLIN, LLP